Exhibit 2

January 31, 2012

SENT VIA FEDEX AND EMAIL

Dennis L. Jilot

Executive Chairman

STR Holdings, Inc.

1699 King Street, Suite 400

Enfield, CT 06082

Dear Den,

As you know, Red Mountain Partners, L.P., and its affiliates own 9.9% of the outstanding shares of STR Holdings, Inc. (“STR”). Red Mountain Capital Partners LLC (“Red Mountain”) previously filed a Schedule 13D indicating that we expect to maintain a dialogue with STR’s management regarding its operations, strategic direction, capital structure and corporate governance, and may seek representation on its Board of Directors.

As you and I have discussed, the solar module industry is in the midst of a major restructuring, and STR’s position as a supplier of encapsulants is under severe competitive pressure. STR’s third quarter solar revenue dropped 18% year-over-year; operating income margins shrunk from 31% to 11%; and net income from continuing operations fell by 73%. The company’s stock price followed suit, declining 62% from $28.16 on November 9, 2010, to $10.69 on January 31, 2012. In order to recover STR’s lost revenues, earnings and market value, management must take near-term actions with respect to inventory and receivables management and capacity utilization and a long-term view on research and development and industry structure. This may require substantial capital investment and strategic repositioning.

In these challenging times, we believe that STR would benefit from a fresh shareholder perspective and would like you to invite Christopher Teets to join the Board as a new independent director. Mr. Teets has been a partner of Red Mountain for seven years and has broad experience as a public company director. He is currently a director of Air Transport Services Group, Inc. (NASDAQ:ATSG), Encore Capital Group, Inc. (NASDAQ:ECPG) and Marlin Business Services, Inc. (NASDAQ:MRLN). He serves on the Audit Committees of ECPG and MRLN and the Compensation Committees of ATSG and ECPG, where he is the Chairman. He also serves on the Nominating and Governance Committee of ATSG. He can provide references from the directors and officers of these companies and those he has served in the past. Prior to joining Red Mountain, Mr. Teets was a Vice President of Goldman, Sachs & Co. and provided investment banking services to energy, consumer, industrial and financial services companies. He is a graduate of the London School of Economics and Occidental College, where he was elected to the Phi Beta Kappa academic honor society. As demonstrated in his dialogue with your Chief Executive Officer and Chief Financial Officer over the past six months, Mr. Teets has a deep understanding of the solar industry and its current challenges and is able to provide thoughtful advice while exercising sound judgment.

We would also like you to re-evaluate the Board’s diversity and independence in accordance with STR’s Corporate Governance Guidelines (the “Guidelines”) and to consider the retirement of certain directors. As you know, DLJ Merchant Banking Partners (“DLJ”) acquired STR in June 2007, and took the company

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public in November 2009. While DLJ has reduced its ownership position to 26.3% of the company’s outstanding shares, it continues to dominate the Board with four directors appointed in 2007. These directors control the Nominating and Corporate Governance Committee and the Compensation Committee. However, none of them are independent under Rule 10A-3(b)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) and able to serve on the Audit Committee. Two of them serve on no committees at all, notwithstanding the Guidelines’ suggestion that each director should serve on two. The Guidelines also suggest that committee membership should rotate after three to five years. With only three directors qualified to serve on the Audit Committee, there is no capacity for such rotation. Finally, the Guidelines require each director to represent the interests of all of the shareholders of STR. We believe that the continued service of four directors appointed by DLJ before STR went public conflicts with (or creates the perception of a conflict with) the objective that the interests of all shareholders must be appropriately represented.

STR’s Board is also deficient from a diversity perspective. The Guidelines state that “the Board seeks members with diverse business and professional backgrounds.” Two directors have had virtually identical careers, working at the same six companies at the same times over the course of the last thirty years – including a three-year period during which they jointly advised DLJ on its private equity investments. Two other directors worked together at DLJ for fourteen years. One of them recently left DLJ to launch a private equity fund which, under the Guidelines, gave the Board the opportunity to review the appropriateness of his continued membership under the circumstances. Rather than seek a new independent director, the Board allowed him to remain. Notably, another STR director serves on the advisory board of the new private equity fund.

The addition of Mr. Teets as a new independent director and the retirement of up to three DLJ directors would enhance the diversity and independence of STR’s Board. Mr. Teets is qualified to serve as an independent director under the requirements of the NYSE and the Exchange Act and to take on Audit and Compensation Committee assignments. As noted above, he currently serves on three public company boards and is active on five committees (one of which he chairs), and is well positioned to share best board practices with the directors of STR – who collectively serve on only three other U.S. public company boards, two of which have market caps of less than $100 million. Mr. Teets understands the fiduciary duties of a public company director and, with the explicit acknowledgement of Red Mountain, will represent the interests of all shareholders.

We are suggesting improved governance at a uniquely challenging time in STR’s short history as a public company. If our suggestions are implemented, the Board would be more diverse, more independent and more dynamic, and would benefit from a fresh shareholder perspective with respect to the company’s strategic options and value enhancement opportunities.

Thank you for your consideration.

Sincerely yours,

/s/ Willem Mesdag

Willem Mesdag

Managing Partner

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